[QUARLES & BRADY STREICH LANG LLP LETTERHEAD]

June 27, 2005

Mary Beth Breslin

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	ASM International N.V.
Registration Statement on Form F-3, File No. 333-124479

Dear Ms. Breslin:

Pursuant to Section 8(a) of the Securities Act of 1933 and Rule 461 promulgated thereunder, and in accordance with your instructions, on behalf of ASM International N.V., we respectfully request that the effective date of the Registration Statement of ASM International N.V. on Form F-3, File No. 333-124479, be accelerated so that it will become effective on Tuesday, June 28, 2005, by 5:00 p.m., eastern standard time, or as soon thereafter as practicable.

Sincerely,

/s/ LAURA EICHELSDERFER
Laura Eichelsderfer